82-3565

vtech 03 JUN 30 AM 7:21

VTech Corporate Services Ltd

Exempted No. : 82-3565
Our Ref. No. : PF209-39/03/ac
Direct Line : (852) 2680 5031 / 2680 5033
Fax No. : (852) 2680 5277
(Please contact Anthony AU / Annie Yy CHAN)


03024158

26th June 2003

By courier

The U.S. Securities & Exchange Commission
Office of International Corporate Finance
Shop 3-7, 450 Fifth Street N.W.
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs

Re : VTech Holdings Limited
-Filing of Materials pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b), we enclose herewith a copy of announcement of final results of VTech Holdings Limited for the year ended 31st March 2003 dated 25th June 2003 as published in an English newspaper in Hong Kong on 26th June 2003 for your filing.

Yours faithfully

Au Shiu Kee

AU Shiu Kee, Anthony
Company Secretarial Manager

Encl.

c.c. Ms. Kathy Jiang
ADR Div., The Bank of New York (New York)
Fax No. 1-212-571-3050
(with enclosure)

Ms. Eugenia Lee
ADR Div., The Bank of New York (Hong Kong)
Fax No. 2877 0863
(with enclosure)

dlw 6/30

vtech

VTech Holdings Limited

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT OF RESULTS FOR THE YEAR ENDED 31ST MARCH 2003

PERFORMANCE HIGHLIGHTS

- Improvement of net profit to US$40.8 million
- Increased operating profit (excluding lawsuit settlement) by 10.9%
- Net cash of US$61.7 million
- Final dividend of US2.0 cents per share

The directors of VTech Holdings Limited ("the Company") *announce the audited results of the Company* and its subsidiaries ("the Group") and associates for the year ended 31st March 2003 together with the comparative figures for the previous year as follows:

CONSOLIDATED INCOME STATEMENT

		Year ended 31st March	
	Note	**2003** *US$ million*	2002 *US$ million (restated)*
Revenue	1	866.5	959.8
Cost of sales		(577.5)	(672.7)
Gross profit		289.0	287.1
Selling and distribution costs		(166.8)	(153.8)
Administrative and other operating expenses		(65.7)	(77.3)
Research and development expenses		(31.0)	(33.0)
Gain on settlement of a lawsuit	3	34.0	—
Operating profit	2	59.5	23.0
Net finance costs	4	(1.0)	(8.6)
Share of results of associates		(0.2)	(0.5)
Profit from ordinary activities before taxation		58.3	13.9
Taxation	5	(17.4)	(2.6)
Profit from ordinary activities after taxation		40.9	11.3
Minority interest		(0.1)	(0.1)
Profit attributable to shareholders		40.8	11.2
Interim dividend	6	3.4	—
Final dividend	6	4.5	—
Earnings per share (in US cents)	7		
— Basic		18.1	5.0
— Diluted		18.1	5.0

NOTES TO THE FINANCIAL STATEMENTS

1. *SEGMENT INFORMATION*

Revenue represents turnover of the Group derived from the amounts received and receivable for sale of goods and rendering of services to third parties.

The principal activity of the Group is the design, manufacture and distribution of consumer electronic products. The telecommunication and electronic products business is the principal business segment of the Group.

Primary reporting format — business segments

	Year ended 31st March			
	Revenue		Operating profit/(loss)	
	2003 US$ million	*2002 US$ million*	*2003 US$ million*	*2002 US$ million*
Telecommunication and electronic products	864.0	957.7	63.9	30.9
Other activities	2.5	2.1	(3.0)	(6.1)
Unallocated *corporate services*	—	—	(1.4)	(1.8)
	866.5	959.8	59.5	23.0

Secondary reporting format — geographical segments

Although the Group's business segments are managed on a worldwide basis, they principally operate in the following geographical areas:

North America — *the operations are principally the distribution of telecommunication and electronic consumer products.*

Europe — the operations are principally the distribution of electronic consumer products.

Asia Pacific — the Group is headquartered in the Hong Kong Special Administrative Region and the Group's principal manufacturing operations are located in mainland China.

	Year ended 31st March			
	Revenue		Operating profit/(loss)	
	2003 *US$ million*	2002 *US$ million*	2003 *US$ million*	2002 *US$ million*
North America	680.3	770.2	67.9	12.2
Europe	149.5	148.5	(6.2)	17.1
Asia Pacific	29.2	37.9	(2.0)	(7.2)
Others	7.5	3.2	(0.2)	0.9
	866.5	959.8	59.5	23.0

2. OPERATING PROFIT

The operating profit is arrived at after charging the following:

	Year ended 31st March	
	2003 *US$ million*	2002 *US$ million*
Depreciation charges — owned assets	23.9	33.6
— leased assets	0.2	0.2
Amortization of leasehold land payments	0.1	0.1
Loss on disposal of tangible assets and leasehold land	1.4	2.0

3. GAIN ON SETTLEMENT OF A LAWSUIT

On 25th January 2001, the Group filed a complaint against Lucent Technologies Inc. ("Lucent") and Lucent Technologies Consumer Products, L.P. in the United States District Court for the Southern District of New York seeking damages and related relief arising out of the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

On 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually *satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has* agreed to adjust the purchase price of the acquisition downward by US$50.0 million. The amount has been fully settled. The net *receipt from the settlement, after deducting incidental expenses, has been credited to the consolidated income statement.*

	Year ended 31st March	
	2003 *US$ million*	2002 *US$ million*
Receipt from settlement of a lawsuit	50.0	—
Less: *incidental expenses*	(16.0)	—
	34.0	—

4. NET FINANCE COSTS

	Year ended 31st March	
	2003 *US$ million*	2002 *US$ million*
Interest expense		
Wholly repayable within five years:		
Bank loans and overdrafts	2.1	11.4
Finance leases	—	0.1
Not wholly repayable within five years:		
Bank loans	0.1	0.1
Interest income	(1.2)	(3.0)
	1.0	8.6

5. TAXATION

	Year ended 31st March	
	2003 *US$ million*	2002 *US$ million*
Current tax		
— *Hong Kong*	6.4	1.7
— Overseas	0.5	0.4
(Over)/underprovision in prior years		
— Hong Kong	10.8	—
— Overseas	(0.3)	0.5
	17.4	2.6

Tax on profits has been calculated at the rates of taxation *prevailing in the countries in which the Group operates.*

The Group is currently in discussions with the Hong Kong Inland Revenue Department ("IRD") regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. Whilst management considers that the subsidiaries have grounds to support these claims, the outcome of the dispute remains undetermined. The directors consider it prudent to establish a provision of US$11.0 million for the directors' best estimate of any liabilities which may arise on settlement of this dispute, which has been charged to the consolidated income statement for the year ended 31st March 2003.

6. DIVIDENDS

	Year ended 31st March	
	2003 US$ million	2002 *US$ million*
Interim dividend declared and paid of US1.5 cents per share (2002: nil)	3.4	—
Final dividend of US2.0 cents per share (2002: nil) proposed *after the balance sheet date*	4.5	—

The final dividend proposed after the balance sheet date has not been recognized as a liability at the balance sheet date.

7. EARNINGS PER SHARE

The calculations of basic and diluted earnings per share are based on the Group's profit attributable to shareholders of US$40.8 million (2002: US$11.2 million).

The basic earnings per share is based on the weighted average of 225.5 million (2002: 225.3 million) ordinary shares in issue *during the year. The diluted earnings per share is based on 225.5 million (2002: 225.3 million) ordinary shares which is the* weighted average number of ordinary shares in issue during the year. There were no potential dilutive ordinary shares in existence for both years presented.

8. COMPARATIVES

Restructuring and impairment charges of US$14.0 million which were separately disclosed on the income statement for the year ended 31st March 2002 have been reclassified according to their nature into cost of sales and administrative and other operating expenses in the amounts of US$1.7 million and US$12.3 million respectively.

FINAL DIVIDENDS

The directors have recommended the payment of a final dividend of US2.0 cents per ordinary share to shareholders whose names appear on the register of members of the Company at the close of business on 6th *August 2003.*

The final dividend will be payable on 25th August 2003 in United States dollars save that those shareholders with a registered address in Hong Kong will receive the equivalent amount in Hong Kong dollars and those shareholders whose names appear on the register of members of the Company in the United Kingdom will

receive the equivalent amount in sterling pounds both calculated at the rates of exchange as quoted to the Company by The Hongkong and Shanghai Banking Corporation Limited at its mid rate of exchange prevailing on 29th July 2003.

CLOSURE OF REGISTER OF MEMBERS

The register of members of the Company will be closed from 30th July 2003 to 6th August 2003, both dates inclusive, during which period no transfer of shares will be effected.

In order to qualify for the final dividend, all transfers of shares accompanied by the relevant share certificates, must be lodged with the share registrars of the Company for registration not later than 4:00 p.m., the local time of the share registrars, on 29th July 2003.

The principal registrar in Bermuda is Butterfield Fund Services (Bermuda) Limited, Rosebank Centre, 11 Bermudiana Road, Pembroke, Bermuda, the branch registrar in the United Kingdom is Capita IRG Plc, Bourne House, 34 Beckenham Road, Kent BR3 4TU, DX91750, Beckenham West, United Kingdom, and the branch registrar in Hong Kong is Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

CHAIRMAN'S STATEMENT

The financial year 2003 was one of solid achievements for VTech in its financial results. At the interim, we reported a return to a net cash position and we built on this achievement in the subsequent six months to an even stronger net cash position at the end of the financial year.

The Group revenue has declined by 9.7% from last year. Although sales of AT&T and VTech branded telecommunication products grew considerably in the financial year 2003, the increase was insufficient to offset the loss of ODM (Original Design Manufacturing) business in telecommunication products. In 2002, one of our largest ODM customers exited the North America telephone market and hence these ODM sales did not recur in financial year 2003. Lower sales at our Electronic Learning Products (ELP) business in the United States was another major factor contributing to the reduction in the Group revenue.

Despite the decrease in the Group revenue from US$959.8 million to US$866.5 million, operating profit improved from US$23.0 million to US$59.5 million. Profit attributable to shareholders stood at US$40.8 million, which compared to last year's US$11.2 million. The 264.3% rise in profit attributable to shareholders over previous year is primarily due to the gain arising from the settlement of our lawsuit against Lucent of US$34.0 million, improved product-mix in the sale of AT&T and VTech brands' telecommunication products, enhancing supply chain management and manufacturing processes. The Group also benefited from a reduction in financing costs as it strengthens its liquidity position. The results were, however, adversely affected by the less than satisfactory performance of our ELP business in the United States.

The Group is currently in discussions with the IRD regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. Whilst management considers that the subsidiaries have grounds to support these claims, the outcome of the dispute remains undetermined. The directors consider it prudent to establish a provision of US$11.0 million for the directors' best estimate of any liabilities which may arise on settlement of this dispute, which has been charged to the consolidated income statement for the year ended 31st March 2003.

The continuous improvement in VTech's financial position has led the directors to recommend a final dividend of US2.0 cents per ordinary share, which together with the interim dividend already paid, brings the full-year dividend to US3.5 cents per ordinary share.

Steady operational cash-flows have given further support to the Group's improved liquidity. As at 31st March 2003, the Group had net cash of US$67.7 million, against a net debt position of US$32.5 million at 31st March 2002. Total interest bearing liabilities had decreased from US$95.8 million as at 31st March 2002 to US$2.7 million. The gross debt to shareholders' funds ratio stood at 2.1% compared with 107.2% for the same period of last year. The Group has adequate financial resources to meet its working capital requirements.

Good performance from Telecommunication Products

Telecommunication products were again the mainstay of VTech's revenues in the financial year 2003, at US$609.8 million accounting for 70.4% of total Group revenue. Although this figure was 9.0% lower than the financial year 2002 as a result of the decrease in ODM sales, the result is very encouraging.

The acquisition of the Lucent wired business that triggered a broad-based restructuring of our telecommunication products had given the opportunity to the Group to enhance its operation that enabled us to stay ahead of the industry. The acquisition also brought VTech a powerful licensed brand in AT&T that allowed the Group to cover a wider spectrum of customers and positioned it as the category leader of many major retailers. This in turn opens up a major source of revenue growth.

This improvement was demonstrated during the financial year 2003 by the strong sales performance of our VTech and AT&T branded products. In a market made particularly sluggish by weak consumer sentiment, sales of our branded telecommunication products increased considerably, helping to maintain our dominant share in the US cordless market. For the financial year 2003, sales of the 2.4GHz and 5.8GHz models, accounted for over 50% of our telecommunication products business revenue.

The customer-centric strategy adopted by the telecommunication products business also contributed substantially to the business' operating results. During the period under review, the business received a number of important customer awards for outstanding customer services, including Sam's Club's "Supplier of the Year Award", Target's "Electronics Instock Award" and BJ's "Partnership Award".

Challenges in the US for ELP

The ELP business continued to face severe challenges in the US market, while maintaining its dominance in our principal European markets. Revenue for the financial year 2003 decreased by 16.4% to US$161.9 million.

In the United States, the rise of certain strong competitors had threatened the sales of VTech products, particularly in the pre-school and infant categories. The popularization of personal computers, television and hand-held games at the same time, has eroded the size of the electronic learning aids (ELA) segment of our ELP business. Historically, the ELA category accounted for over 50% of ELP revenue and in the financial year 2003, it only accounted for 21.0%.

We also recognized the need to get closer to both the retailers which carry our products and the consumers who purchase them. To this end, two years ago we brought in new management with extensive marketing experience to develop a much more customer-centric approach. Many valuable lessons were learned and we are continuing to build our strategies using the same principles but with improved execution.

Acknowledging the need for further change, we have devised a three-year strategic plan to restore the business to its normal level of revenues and profitability. We will firstly focus on rebuilding the profitability of the business, starting from reorganizing the US operations. To improve efficiency in product development, we closed the R&D centre in Connecticut, USA and consolidated the new product development function completely in Hong Kong and mainland China under the leadership of our new senior management team. Our product design teams in Hong Kong and mainland China will be supported by the up-to-date market intelligence collected from our distribution networks in major markets. Dedicated resources will also be allocated to them to generate innovative and creative product ideas and concepts. We have full confidence that the quality of the new product development process will be much improved by this new arrangement and the change in management.

Stable Contract Manufacturing Services (CMS)

VTech's ability to provide the complete range of Electronics Manufacturing Services (EMS) to medium-sized companies again provided the Group with sustainable revenue in the financial year 2003, despite soft conditions in the worldwide EMS market. Our CMS business had a steady year, with modest revenue growth of 2.0% to US$94.7 million and a stable profit. The business also made important improvements during the year to its operations, upgrading to ISO9001:2000 version, gaining TL9000 certification for telecommunication products, introducing lead-free soldering and establishing a new R&D center in Shenzhen, mainland China. All these enhancements position VTech well for future growth opportunities.

Outlook

The macro-economic outlook for the financial year 2004 remains highly uncertain, with consumer sentiment in the United States and Europe highly contingent on a number of factors. For VTech, however, the financial year 2004 is a year that we look forward to further growth in revenue and profitability.

In telecommunication products, we have already delivered some of the new 2.4GHz and 5.8GHz cordless phones to sustain the sales momentum created during the financial year 2003 and capture more market share in the United States. A large number of new models were introduced at the Consumer Electronics Show (CES) in January 2003 that were very well received by the industry and are expected to drive sales and profits in the financial year 2004. These continue the VTech tradition of innovation and technology leadership, including the TeleZapper phones and the "Teen Phone".

Our telecommunication products business will also expand aggressively in Europe. We are deepening the relationships we have already established with some of the best names in European telecommunications, to which we are already a key supplier. In March 2003, we entered into an alliance with the Swissvoice Group, a Switzerland-based leader in the marketing of residential fixed line telephones in Europe. Swissvoice will market VTech's DECT phones in various European markets. Our aim is to raise the proportion of the Group's telecommunication products revenue from Europe to 15% by 2006, around three times the current proportion.

In a more dramatic development, in January 2003, we secured an extension to the brand license agreement with AT&T that permits VTech to use the AT&T brand on data networking products. Wireless Local Area Networks are proliferating rapidly around the world, as consumers seek the mobility and convenience they offer. The global data networking market, which is still in its early stages, is growing fast and the technology used in data networking devices is a common platform with the 2.4GHz cordless phone technology. We have leveraged our expertise to create a product range in this area, which will be an important new growth driver for our telecommunication products business in longer term.

The ELP business will also turn around as we implement our three-year strategic plan. The immediate focus will be to rebuild profitability. The ELP operation will be altogether leaner and more productive in the financial year 2004, following the actions we have already undertaken to rationalize the cost structure of the business. These include allocating our advertising dollars strategically in the financial year 2004 to ensure that maximum impact will be generated with fewer resources. The Hong Kong, US and European operations were also streamlined and reorganized to bring the size of the structure into proportion with the current scale of the business. As a result, we are confident of much improved bottom line results for the financial year 2004.

With profitability restored at our ELP business, we expect to achieve solid revenue growth in the financial years 2005 and beyond, as new products come on stream. A completely revamped product range for the US market are being developed, based on the marketing skills we have gained over the past three years with our deep reservoir of product development expertise in Hong Kong. We are also exploring entirely new product categories.

During the financial year 2004, we have a range of 16 different electronic learning products ready to test the longer-term China market. These products cover our three major categories, namely electronics infant toys, electronics pre-school toys and electronics learning aids. They are designed to appeal to the children aged 6 months to 11 years old and will initially be sold in the Pearl River Delta area in the mainland China.

CMS, meanwhile, is expected to continue to make a solid contribution to the Group's results, and benefit from the need of more companies to outsource. The scope of our product design service will be expanded and we plan to enter more segments of the market by attaining QS9000 and ISO13488 certifications, which will give us entry to the production for the parts of automotive and equipment for the medical sectors respectively.

To strive for greater efficiency and enhanced performance, we have launched a balanced scorecard project on a global basis. With this new management system, we are able to integrate the Group's overall strategies into operations and raise the Group's performance to a higher level.

Depending on the resilience of consumer demand in all major markets, we expect steady growth in revenues and recurrent profits in the financial year 2004. Over the next three years, however, as the new initiatives come to fruition, we expect to return to a more rapid and broadly based growth path, producing much stronger financial results that will enable us to reward our shareholders more fully for their support during the past few years.

Appreciation

Last but not the least, I would like to thank my fellow directors and senior management, as well as all VTech employees for their continued commitment to ensuring continued improvement for the Group. Likewise, my thanks go out to our bankers and business partners for their invaluable support.

REVIEW OF OPERATIONS

Telecommunication Products

The telecommunication products business reported strong growth in profits on the back of higher sales of AT&T and VTech branded models and a shift in the product mix from 900MHz to 2.4GHz and 5.8GHz cordless telephones. This achievement testifies to the dedication of the division's employees and the success of the customer-centric strategy that is now the corner stone of all operations.

While sales of the VTech and AT&T branded products increased considerably during the financial year 2003, total revenue for the business declined by 9.0% to US$609.8 million. This was primarily driven by the lower volume of ODM business as one of our large ODM customers exited the North America telephone market in 2002.

In North America, our new range of 2.4GHz analog and digital phones, in particular our AT&T branded phones, was well received by our customers and end consumers. This strong sales momentum was sustained by the delivery of the world's first 5.8GHz cordless phone in August 2002 which reaffirmed VTech's position in the industry as not only one of the largest suppliers of cordless phones in the United States, but also the global leader in cordless phone technology. As a result, VTech's overall market share in North America continued to increase.

The sustained shift from 900MHz cordless models to 2.4GHz and 5.8GHz cordless models also resulted in higher average selling prices and margins. During the course of the year, we were also able to lower the cost of components, following improvements to product design and an improved procurement process that has successfully leveraged our economies of scale in purchasing. Enhanced efficiencies in manufacturing by the implementation of a cell-based manufacturing process also contributed significantly to our improved profitability.

At the same time, our customer-centric strategy continued to be at the core of all our business activities. A collaborative planning, forecasting and replenishment (CPFR) model was implemented, which feeds weekly point-of-sale data directly into our production planning process. This has enabled us to reduce inventory levels and working capital further. It has also helped us to increase the quality and level of service we offer customers, something that has been recognized by a number of important awards, including Sam's Club's "Supplier of the Year Award", Target's "Electronics Instock Award", and BJ's "Partnership Award".

Outlook

We are cautiously optimistic about achieving both revenue and profit growth during the financial year 2004, though much will depend on overall economic conditions and consumer sentiment, particularly in the United States, our largest market. We expect that competitive pressures, especially with regard to product pricing, will remain strong and our largest competitors begin to supply 5.8GHz products to the market. According to data of the first quarter of calendar year 2003 released by NPD, Market Intelligence, however, the total

cordless market in the United States will experience moderate growth in both units and revenue in the calendar years 2003 and 2004. Having both the AT&T and VTech brands, the Group is well positioned to benefit from this organic growth and to capture market share from higher end segments of this market.

In April 2003, VTech launched a new range of AT&T and VTech cordless phones that have received enthusiastic support from our retail partners. In addition to new 2.4GHz and 5.8GHz cordless phones, the "Teen Phone", a cordless phone designed specifically for the teenage market with programmable ringer tones and removable faceplates, has created particular excitement in the marketplace. Initial point of sales data for the "Teen Phone" are encouraging.

Our customer-centric strategy continues to position VTech well to win additional market share in a competitive environment. The comprehensive product range we offer under two different brand names and our track record of technology leadership enable us to gain acceptance for additional products as retailers continue to rationalize the number of suppliers and the variety of products they carry. At the same time, continued improvements managing our supply chain will reinforce the attraction of VTech as a key supplier, and in some cases, telephone category manager.

Another growth area for the financial year 2004 will be the European market. The size of the overall European cordless phone market is approximately two-thirds of the US residential phone market. Since our European sales accounted for around 5% of the telecommunication products revenue in the financial year 2003, we see enormous potential for VTech in this market over the medium term and have set a target of raising the proportion of sales from Europe to 15% by 2006.

To achieve this, we will deepen the relationships we enjoy with some of the best names in European telecommunications, to which we are already a key supplier. The Group will also invest more in the research and development of products specifically for the European market and work to build our alliance with Swissvoice, which will market VTech's DECT phones in a number of European countries.

In addition to growth through geographical expansion, we intend over the medium term to drive revenues by entering the data networking market. This is one of the fastest growing product categories in communications and the global market is expected to reach US$3.0 billion by the calendar year 2005.

In January 2003, we secured an extension to our AT&T brand license that permits VTech to use the AT&T brand on data networking products. With its technical expertise and distribution presence, VTech is in a unique competitive position to take the lead in this fast growing segment, which will only expand further as voice and data converge. We have created a unique identity for these products, using the "Plug and Share™" concept to offer high quality and easy to use products. An initial range of products will be delivered in the second quarter of the financial year 2004 and we believe the combination of VTech's technology platform with the highly respected AT&T brand, will make us a powerful competitor in this exciting new market.

Electronic Learning Products

Financial year 2003 has been a tough year for our ELP business, as our products faced major challenges in the United States. Although we have been able to maintain our dominance in Europe, where VTech remains a leader in many categories, both revenue and profitability of our ELP business inevitably declined. Revenues for the financial year 2003 fell by 16.4% to US$161.9 million, primarily as a result of a decline in sales in the United States.

The main factors attributable to the decline in sales in the United States are set out follows:

- The size of the electronic learning aids (ELA) market has been eroded due to the popularization of personal computers. Children between age of 6 and 11 are switching to PCs, television games and hand-held games for fun and education. Accordingly, the need for ELA products has reduced. Historically ELA accounted for over 50% of our revenue sources but for the financial year 2003 it only accounted for 21.0% of our revenue.
- The rise of certain strong competitors in the United States had threatened the sales of VTech products, particularly in the pre-school and infant categories. These competitors are strong and gain certain expansion momentum.
- In an effort to combat the threats of competitors, in late 2001, VTech looked into the development of certain innovative and strategic product items, namely the Voyager Adventure Systems, Smarty's Workshops and the XL Series, which were headed by the product development team located in Connecticut, USA. Innovative ideas and play concepts were put into the design of the products and, as a result, they were well received by the trade during the preview at the New York Toy Fair in early 2002. Significant sales orders flew through from our key customers. In order to capitalize the products' early success, more than proportionate advertising dollars were committed to promote and market these products. Finally in August 2002, when these products were shipped and put on the shelf of our customers, the feedback from our consumers had not been satisfactory. Inventories had been built up at the warehouse of our customers and the less than satisfactory sell-through had caused some of our key customers to cancel their orders. Management has thoroughly studied the lessons learned in this situation and appropriate measures had been put in place to avoid similar events from recurring in the future.

The combination of the above factors had led to a significant decrease in sales in the US market, a reduction of 28.4% to US$60.4 million.

In Europe, by contrast, VTech had been able to sustain a comparable revenue level as last year. Revenue in Europe for the financial year 2003 stood at US$88.0 million, representing a decline of 7.5% from last year. In this market, VTech has a greater competitive advantage by virtue of its well-established distribution network and expertise in developing products in many different languages. Despite keen competition in the key European markets, VTech has been able to maintain a dominant role in many ELP categories.

Profitability of the ELP business was significantly affected by lower sales volume in the United States. A disproportionate rise in sales and marketing expenses in that market, where major marketing campaigns were launched in support of the brand image and strategic new products, was unable to generate expected results in sales due to unsatisfactory execution, further eroded the margin.

Outlook

In the financial year 2004, ELP will begin aggressively to tackle the issues at the business, especially as regards the US market.

A three-year strategic plan has been devised to restore the operation to its normal levels of revenues and profitability, under the direction of the new management of seasoned VTech executives that was put in place in late 2002.

The results of this initiative will not be immediate and we therefore do not anticipate any improvement in revenues in the financial year 2004. However, the focus will be on the rebuilding of ELP's profitability. We intend to improve the profitability of the ELP operation through a series of important measures, some of which have already been started. These are:

- Reorganized and streamlined Hong Kong, US and European operations in order to bring the size of the structure into proportion with the current scale of business;
- Closed the R&D center in Connecticut, USA and consolidated the R&D activities to the R&D centers in Hong Kong and mainland China;
- Strategically allocate our advertising dollars to ensure that maximum impact will be generated with fewer resources, e.g. trade advertising; and
- In the product development perspective, we will focus on generating innovative and creative product ideas and concepts. Dedicated resources will be allocated to our product design teams in Hong Kong and mainland China. With up-to-date market intelligence collected from our distribution networks in major markets, our product design professionals will be able to generate product concepts and ideas that are most appropriate to the market and accepted by the consumers.

With profitability restored in the financial year 2004, we will shift our main focuses to driving sales, growing revenues and further profitability growth in the financial years 2005 and beyond. We have begun to revamp completely the product line and to explore entirely new product categories. The core of this longer-term growth strategy will be to integrate our technology innovation, product development and marketing expertise in our product development processes. This will ensure new products are appropriate to the market and successful with consumers.

We also intend to leverage our competitive strength in developing products with different languages to expand our business geographically. We have begun to examine opportunities in Latin America and other emerging markets. We are also looking at mainland China, which is clearly a market of great potential in the longer term. During the financial year 2004, we will have a range of 16 different ELP products ready to test the China market. These products cover our three major categories, namely electronic infant toys, electronic pre-school toys and electronic learning aids. They are designed to appeal to the children aged 6 months to 11 years old and will initially be sold in the Pearl River Delta area in mainland China.

Contract Manufacturing Services

The Contract Manufacturing Services (CMS) business had another solid year, with revenues increasing by 2.0% over 2002 to US$94.7 million and stable profit. This was a significant performance against the overall EMS market. According to the new study from Technology Forecasters on 20th June 2003, the EMS industry recorded a 9% decline in revenues in the 2002 calendar year. Our results were also well ahead of our immediate peer groups in Hong Kong where revenues were reported to have fallen by 12% over the same period.

VTech's ability to produce consistently sound results partly reflects the success of our strategy of providing quality service to medium-sized customers, and to expand through organic growth, only adding capacity when assured of sustained market demand. Currently, telecommunication and professional audio products are the largest category we produce.

In addition, our excellent service levels enabled us not only to retain all existing customers, but also to acquire new ones. VTech offers the solid basics of price, quality and delivery to its customers. Beyond these we provide with 24 hours-a-day access to customer service teams, overtime work to complete orders quickly and a very high degree of flexibility in accommodating changes after orders are placed.

Customers also began to benefit from our new DFX (Design For X) Programme. The success of our New Product Introduction (NPI) teams in providing superior service in the area of new product development led to the launch of this program, in which we "design for" various customer parameters, such as cost or quality, helping to improve particular aspects of existing products. We also carried through on enhancements to our processes introduced in the financial year 2002, such as implementing lead-free soldering for our more environmentally concerned customers.

Another important factor supporting customer retention was VTech's ability to generate cost savings. We held operating costs in check, while using our economies of scale to negotiate improved materials prices, which account for over 75% of total costs. We passed the majority of these savings on to customers, further cementing the strong relationships we have.

Outlook

Market observers forecast modest growth in the EMS market in the 2003 calendar year. We regard this as optimistic. The world economy is still weak and our forecast is for little growth in the overall market.

VTech nevertheless aims to increase CMS business volumes in the financial year 2004. A Vice President of business development has been recruited to spearhead various initiatives, including leveraging the extensive relationships of our material suppliers to further expand our customer base.

The scope of our product design service will be expanded. The new design center in Shenzhen, PRC, has fully established itself and is now able to take initial concepts to a design stage, adding an important dimension to the CMS business.

We also plan to enter more segments of the market. Having gained TL9000 certificate for telecommunication products in August 2002, we intend by July 2003 to attain QS9000 and ISO13488 certifications, which will give us entry to the production of automotive parts and medical equipment respectively.

While expanding our revenues, we will also seek to contain or further reduce costs. Material prices are not expected to rise in the foreseeable future, given the weak state of the global economy, and we plan to squeeze more cost from the supply chain by shortening manufacturing cycle times.

MANAGEMENT DISCUSSION AND ANALYSIS

Results Overview

	Year ended 31st March 2003 *US$ million*	2002 *US$ million*
Revenue	**866.5**	959.8
Operating profit	**59.5**	23.0
Profit attributable to shareholders	**40.8**	11.2
Non-recurring items affecting net results		
— Gain on settlement of a lawsuit	**34.0**	—
— Tax provision for prior years under dispute	**(11.0)**	—
Basic earnings per share (in US cents)	**18.1**	5.0
Dividend per share (in US cents)		
— Interim	**1.5**	Nil
— Final	**2.0**	Nil

Revenue

The Group revenue for the year ended 31st March 2003 was US$866.5 million, which represented a drop of 9.7% from that of last year. The decline was mainly attributable to the loss of ODM business of telecommunication products in this financial year, despite the substantial growth of sales of AT&T and VTech branded products in the same period. Lower sales at the ELP business in the US market was another major factor contributing to the reduction in the Group revenue.

Telecommunication products accounted for 70.4% of total Group revenue to US$609.8 million for the year ended 31st March 2003. As compared with last year, revenue declined 9.0% mainly because of the decrease in sales from ODM business. One major customer exited the North America telephone market in 2002, with the result that this revenue did not recur in the financial year 2003. However, the sales performances of AT&T and VTech branded phones were strong, especially in higher margin 2.4GHz and 5.8GHz cordless phones as consumers responded well to our new range of products. The sales of the VTech and AT&T branded products grew considerably in the period under review and captured a dominant share in the US market. Currently, we are the largest player in the cordless phone market in the United States.

In the financial year 2003, the improved product mix, i.e. shifting from 900MHz to 2.4GHz cordless phones, enabled the business to enjoy better margin and higher average selling price (ASP) as compared to the financial year 2002. Sales derived from our ODM business in the financial year 2003 accounted for less than 5% of total telecommunication products revenue, which is significantly lower than the proportion of this revenue in last financial year.

Geographically, North America remained as the major market for telecommunication products, accounting for 93.3% of total telecommunication products revenue in the financial year 2003, as compared to 95.0% in the financial year 2002.

Revenue of the ELP business decreased by 16.4% to US$161.9 million. The ELP business faced severe challenges in the US market due to rapid expansion of major competitors in the pre-school and infant categories. Competition from personal computers, TV and hand-held games also posted a challenge to the ELA category. Reduction in the shelf space offered by leading customers put additional pressure on the business. VTech, however, maintained its leadership in principal European markets, which accounted for 54.4% of the total revenue of the ELP business in the financial year 2003 as compared to 49.1% in the financial year 2002. Building on the innovative ability of our R&D teams in Hong Kong and mainland China, management decided to close the R&D centre in Connecticut, USA and shift the R&D function to Hong Kong and mainland China under the leadership of the new management team that was put in place in late 2002. This will both lower operational costs and improve the Group's ability to develop products that are better accepted by consumers.

The CMS business continued to provide a reliable source of cash flow to the Group, as the strategy of providing a complete range of EMS services to medium-sized companies continued to prove successful. Despite an overall decline in the EMS market worldwide, the business recorded modest revenue growth of 2.0% to US$94.7 million, while profits remained stable.

Gross profit

Despite the decrease in revenue, the gross profit of the Group was comparable to last financial year. The gross profit margin for the year improved from 29.9% to 33.4%. The increase was mainly attributable to the Group's strategy of focusing on higher margin products in the telecommunication products business. Enhancement in supply chain management and manufacturing processes, leveraging the Group's volume advantage in purchasing to reduce materials costs, as well as improvement in product design to lower costs also contributed to the improvement in gross profit margin.

Operating profit

The operating profit improved from US$23.0 million to US$59.5 million. Current year's operating profit included a non-recurring gain on settlement of a lawsuit amounted to US$34.0 million.

Excluding such gain, operating profit increased from US$23.0 million to US$25.5 million. Offsetting the effect of less than satisfactory performance of ELP business in the United States, the strong sales of branded telecommunication products in both AT&T and VTech brands and the solid performance of the CMS business contributed to the increase in Group operating profit.

In driving product acceptance and sales of ELP products in the second half of financial year 2003, the Group launched aggressive marketing and sales campaigns. This resulted in a disproportionate increase in spending on advertising and promotion dollars, which resulted in a substantial increase in the Group's selling expenses compared to the last financial year. This was only partly offset by savings from higher efficiency in logistics and improved supply chain management, which considerably lowered the Group's distribution expenses.

Staff costs for the year ended 31st March 2003 was approximately US$90 million. Total number of employees as at year-end decreased from 14,251 to 13,560.

Notwithstanding the decrease in revenue, the Group maintained the same level of investment in R&D, which represented approximately 4% of Group revenue.

Gain on settlement of a lawsuit

On 25th January 2001, the Group filed a complaint against Lucent Technologies Inc. ("Lucent") and Lucent Technologies Consumer Products, L.P. in the United States District Court for the Southern District of the New York seeking damages and related relief arising out of the acquisition by the Group of Lucent's Wired Consumer Products Business in 2000.

As disclosed in Note 3 to the financial statements, on 7th June 2002, the Group and Lucent settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. The net receipt from the settlement amounted to US$34.0 million, after deducting incidental expenses, has been fully settled and was credited to the consolidated income statement.

Net Profit and Dividends

The Group's profit attributable to shareholders for the year was US$40.8 million as compared to US$11.2 million last year. Interest expenses decreased from US$11.6 million to US$2.2 million as a result of substantial repayment of bank borrowings during the year.

The Group is currently in discussions with the Hong Kong Inland Revenue Department ("IRD") regarding a dispute over the offshore income claims made by certain subsidiaries of the Group in prior years. Whilst management considers that the subsidiaries have grounds to support these claims, the outcome of the dispute remains undetermined. The directors consider it prudent to establish a provision for the directors' best estimate of any liabilities which may arise on settlement of this dispute. Accordingly, a provision of US$11.0 million has been charged to the consolidated income statement for the year ended 31st March 2003.

Earnings per share for the year were US18.1 cents as compared to US5.0 cents for last year.

An interim dividend of US$3.4 million (US1.5 cents per share) for the financial year 2003 had been approved and paid. The directors proposed a final dividend of US$4.5 million (US2.0 cents per share) be paid after the balance sheet date.

Return on equity improved from 12.5% to 32.0%.

Working Capital

	Year ended 31st March 2003	2002
Stocks	US$84.0 million	US$94.4 million
Average stocks as a percentage of Group revenue	10.3%	14.7%
Turnover days	63 days	60 days
Debtors	US$123.0 million	US$128.9 million
Average debtors as a percentage of Group revenue	14.5%	16.9%
Turnover days	71 days	76 days
Net assets	US$127.5 million	US$89.4 million
Net assets per share (in US cents)	56.5¢	39.6¢

The stock balance as at 31st March 2003 decreased 11.0% to US$84.0 million. The reduction resulted from management's effort to improve stock management and supply chain management. Group stock turnover days, however, increased from 60 days last year to 63 days for the financial year 2003. Despite management efforts to improve working capital, the less than satisfactory ELP products acceptance among US consumers caused stock turnover days to increase.

Liquidity and Financial Resources

	As at 31st March 2003 US$ million	2002 US$ million
Total interest bearing liabilities	(2.7)	(95.8)
Less: Cash	70.4	63.3
Net cash/(debt) position	67.7	(32.5)
Gross debt to shareholders' funds	2.1%	107.2%
Net debt to shareholders' funds	N/A	36.4%

The Group's financial position continued to improve. As at 31st March 2003, the Group had net cash of US$67.7 million compared with net debt of US$32.5 million as at 31st March 2002. Net cash inflow from operating activities during the year amounted to US$110.6 million, representing a decrease of US$36.2 million over last year's US$146.8 million. The net receipt from settlement of the lawsuit filed against Lucent contributed US$34.0 million of cash to the Group.

Total interest bearing liabilities decreased from US$95.8 million at 31st March 2002 to US$2.7 million at the end of the financial year 2003. The gross debt to shareholders' funds ratio improved from 107.2% to 2.1%. Long-term borrowings decreased from US$65.2 million to US$2.2 million, which represents 1.7% of shareholders funds as compared to 72.9% at 31st March 2002. A majority of the Group's borrowings are denominated in Euro and are on a fixed rate basis.

Of the amount of indebtness as at 31st March 2003, US$0.5 million was repayable within one year; US$0.7 million was repayable between one and five years and US$1.0 million was repayable after five years. A small portion of the borrowings is secured against land and buildings, which amounts to approximately US$2.5 million.

With cash on hand and available banking facilities at the year ended 31st March 2003, the Group has adequate financial resources to meet its future working capital requirements. Approximately 80% of cash and deposits are denominated in United States dollars and 10% are denominated in United Kingdom Sterling and Euro.

Capital Expenditure

During the year, the Group invested US$14.1 million in plant, machinery, equipment and other tangible assets. This was financed primarily from internal resources.

Treasury Policies

The objective of the Group's treasury policies is to manage its exposure to fluctuation in foreign currency exchange rates and interest rates on its interest bearing loans. It is our policy not to engage in speculative activities. Forward foreign exchange contracts and interest rate swaps were used to hedge certain exposures.

Material Legal Proceedings

On 7th June 2002, the Group and Lucent Technologies Inc. ("Lucent") settled the lawsuit filed by the Group against Lucent in January 2001 in a mutually satisfactory manner. There was no admission of wrongdoing by either party. Under the terms of the settlement, Lucent has agreed to adjust the purchase price of the acquisition downward by US$50.0 million, such amount has been fully settled in cash.

After settling its claims against Lucent, the Group commenced litigation against PricewaterhouseCoopers LLP ("PwC") on 28th February 2003 in relation to PwC's alleged malpractice and breach of duty and fraud in representing the Group concerning the acquisition of part of the Lucent Consumer Telephone Business in March 2000.

Certain subsidiaries of the Group are involved in litigation arising from their normal business. None of the above proceedings are regarded as material litigation.

Employees

As of 31st March 2003, the Group had approximately 13,500 employees. The Company has established an incentive bonus scheme and a share option scheme for its employees, in which the benefits are determined based on the performance of the Group and individual employees.

Number of employees

	Year ended 31st March 2003	2002
Manufacturing	12,113	12,739
Non-manufacturing	1,447	1,512
Total employees at the end of the year	13,560	14,251
Average for the year	15,600	16,104

PURCHASE, SALE OR REDEMPTION OF LISTED SHARES

The Company has not redeemed any of its shares during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company's shares during the year.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the audited financial statements for the year ended 31st March 2003. The Audit Committee also received reports from external auditors to review the nature, scope and results of the external audit.

The members of the Audit Committee comprised Mr. Raymond CH'IEN Kuo Fung, Mr. William FUNG Kwok Lun and Mr. Michael TIEN Puk Sun, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

In the opinion of the directors, the Company has complied with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited throughout the accounting period except that certain independent non-executive directors of the Company are not appointed for a specific term.

PUBLICATION OF DETAILED RESULTS ANNOUNCEMENT ON THE WEBSITE OF THE STOCK EXCHANGE OF HONG KONG LIMITED

All the financial and other information of the Company required by paragraphs 45(1) to 45(3) of the Appendix 16 of the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited in due course.

By order of the Board
Allan WONG Chi Yun
Chairman